EXHIBIT 17

November 28, 2006

Mr. William Miller

Irwin Financial Corporation

500 Washington Street

Columbus, IN 47201

Dear Will:

     I will be resigning from the Irwin Financial Corporation Board of Directors effective December 31, 2006.

     Per our discussions, the reasons for my resignation are simply to resolve the governance issues created by both of us serving on each other's Boards.

     It has been a privilege for me to serve on the Irwin Financial Board these past 13 years. I have enormous respect for you and your management team, as well as my fellow Board Members.

     I have also enjoyed serving as well. I have made important friendships for life and for this I offer my sincere thanks.

     I wish you, my fellow Board colleagues, the management and IFC all the best for the future. I plan on remaining a shareholder, so I will remain having a keen interest in continued performance.

Best personal regards,

/s/ Tim Solso

TMS/sl